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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: February 8, 2007	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 TSX.V:RSM

LISTED: STANDARD & POORS OTCBB:RYSMF

GOLDWEDGE PROJECT PROGRESS, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

Royal Standard Minerals Inc. (“RSM”), February 8, 2007, Goldwedge project underground development program has continued without interruption. Considerable time in January, 2007 has been spent constructing pipelines and increasing the pumping capacity for a water handling system to remove the mine water as part of the decline development program. This system should place the operation in a position of controlling the water along with the grouting program that will result in an increase in mine development productivity going forward, according to qualified person, Roland M. Larsen.

In the plant, the regrinding facilities to include two ball mills, thickener tank(s) and the addition of more gravity concentration capacity is nearly all in place. Cold weather has affected the pouring and curing of concrete, however, progress on the facility and the construction of the new water handling system that will utilize the recently installed water tank to supply water via a gravity feed to the plant is nearly completed. Our objective is to complete the installation of the ball mills, the concentrator and thickener tank(s) installation this month.

A recent metallurgical gravity recovery test report completed by Knelson Research & Technology Centre of Langley, BC indicated that the approximately 76 % recovery of the total contained gold in the test samples. (This work followed a recent test by Metcon of Tucson, AZ that focused upon a flotation recovery test of the same sample that indicated that approximately 95.5% of the gold and silver can be recovered through flotation with a grind of 80% minus 100 mesh test.) In the Knelson test approximately 24% of the gold remained in the fine tails within the fine fraction. Of this total 14.1% of the gold in the tails is contained within the minus 500 mesh fraction and the remaining 9.9% gold in the tails occurs within the size fractions minus100- +500 mesh fractions. The gold in the fine tails occurs as free fine gold with a significant proportion in water suspension, the company believes that the most of this gold can be recovered via concentration using high gravity concentration followed by thickener tank concentration and filtration of this material. The final filtered concentrate and gold recovery will be achieved by tabling this material. Our estimates are that a 93-95% total gold recovery can be achieved with a process that does not include a flotation circuit.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information

Please call Roland Larsen, qualified person, NI-43-101 @ 775-487-2454 FAX 775 -487-2460

Visit our website at Royal-Standard.com